

Warren Sager · 3rd

Business Coach specializing in helping business owners "work smarter not harder".

Prairieville, Louisiana, United States · 468 connections ·

Contact info

Warren Sager

SUNY Binghamton

Experience

Business Coach
Warren Sager · Contract
Jan 2017 – Present · 4 yrs 2 mos
Baton Rouge Metropolitan Area

Vice President of Operations
Moxey
Jan 2018 – Present · 3 yrs 2 mos
Baton Rouge, Louisiana Area

Moxey is more than money. Our mission is to help local small business owners thrive in business and life. When Moxey members do business with each other, they build closer ties making all of our communities stronger.

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Owner
Internet Retail Connection
Mar 2004 – Present · 17 yrs

Company Owner
Hybrid Racing LLC
Jan 2016 – Mar 2019 · 3 yrs 3 mos
Baton Rouge, Louisiana Area

Accelerator Chairperson and Coach
Entrepreneurs' Organization · Part-time
Jul 2016 – Jul 2018 · 2 yrs 1 mo
Baton Rouge, Louisiana Area

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Education

SUNY Binghamton
B.S., Management
1987 – 1991
Activities and Societies: Delta Sigma Pi